UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing  'Director/PDMR Shareholding'

PEARSON PLC
(the "Company")

Director Shareholding

Below are details of a transfer of ordinary shares of 25p each made on 9 August 2011 and notified to the Company on 11 August 2011:-

On 9 August 2011 Robin Freestone transferred 55,000 ordinary shares of 25p each to his spouse, Mirima Helen Freestone.

The transfer was made by way of gift. The number of shares in which Robin Freestone and his connected persons are beneficially interested remains at 289,743.

This notification is made in accordance with DTR 3.1.2R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  12 August, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary